DiVall Insured Income Properties 2, L.P.
Quarterly News

May 15, 2020

The COVID-19 Shutdown and DiVall's Resiliency

What a different world we are negotiating three months after our February 15, 2020 newsletter (full of opportunities) We have mostly good news and certainly unexpected challenges to overcome rather than projected opportunities to seize. Let's go straight to the facts of our condition as of May 15, 2020:

- 80% of our properties are current on rent through May 15, 2020.
- Our eight (8) Wendy's never closed as they have a strong drive-thru business. With the shutdown of predominately eat-in restaurants, demand has been strong for drive-thru services.
- Our hopes to pursue the sale of Brakes4Less and the Applebee's in 2020 will be deferred until investors reconcile uncertainty with long-term value.
- Your Investor Advisory Board met on April 22, 2020. Due to the unpredictability of State and Local stay-at-home orders with its related impact on restaurants, our discussions involved the preservation of cash and better visibility of tenants' performance. Accordingly, we believe it prudent to increase our working capital reserves by suspending the May 15th distribution with the intent to maintain reserves of about $2.00/unit.

Significant Lease News and Property Value Growth

As mentioned in our last newsletter we had been negotiating extensions in 3 Wendy's locations (two in Aiken, SC and one in Augusta, GA). We executed these amended leases on April 23, 2020 and filed our Form 8-k on April 28, 2020. Here are the highlights:

Annual	Richland Ave Aiken, SC	Whiskey Rd Aiken, SC	Peach Orchard Augusta, GA	Total
Current Fixed Rent	$ 90,480	$ 96,780	$ 86,160	$273,420
New Fixed Rent	167,500	210,632	188,000	566,132
Increase	$77,020	$113,852	$101,840	**$292,712**

Extension Period:	1/1/2021 to 12/31/2040 (20 years)
Percentage Rent:	7% above an 8% natural breakpoint
Rights of First Refusal:	Eliminated

Our appraised values for these three properties should show significant growth when completed this year-end.

Conclusion....

We are agile and creative, and our prospects post pandemic should be strong and stable.

DIVALL INVESTOR RELATIONS CONTACT INFORMATION:

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc
2401 Kerner Blvd.
San Rafael, CA 94901
PHONE: 1-844-932-1769 NOTE NEW NUMBER
FAX: 1-415-485-4553

QUESTIONS & ANSWERS

- ***When can I expect to receive my next distribution mailing?***
  Your distribution correspondence for the Second Quarter of 2020 is scheduled to be mailed on or about August 15, 2020.
- ***How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?***
  Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.
- ***How do I have a question answered in the next Newsletter?***
  Please e-mail your specific question to Lynette DeRose at lderose@theprovogroup.com or visit the Investor Relations page at www.divallproperties.com.
- ***I've moved. How do I update my account registration?***
  Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

Access to Additional Financial Information

For further quarterly 2019 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2019 Annual Report on Form 10-K was filed with the SEC on March 23, 2020, which also can be accessed via the websites listed.